Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
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January 16, 2015	Chicago	Orange County
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	Düsseldorf	Rome
VIA HAND DELIVERY, E-MAIL AND EDGAR	Frankfurt	San Diego
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United States Securities and Exchange Commission	Houston	Silicon Valley
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Washington, D.C. 20549	Los Angeles	Tokyo
Attention: Tanya Aldave	Madrid	Washington, D.C.

Re:                             Shake Shack Inc.

Registration Statement on Form S-1 (File No. 333-201271)

Ladies and Gentlemen,

Reference is hereby made to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), of Shake Shack Inc. (the “Company”) in connection with the offering of shares of the Company’s Class A common stock (the “Offering”).

We supplementally advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as follows on behalf of the Company:

•                  Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $14.00 and $16.00, with 5,000,000 shares of Class A common stock offered to the public in connection with the Offering (or 5,750,000 shares of Class A common stock should the underwriters’ option to purchase additional shares be exercised in full), representing approximately 14.1% of the post-Offering ownership of the Company (or approximately 15.9% of the post-Offering ownership of the Company should the underwriters’ option to purchase additional shares be exercised in full).

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the

Registration Statement that will include all information, including the information set forth in this letter, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended, including any such information set forth in this letter.

The Company further advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the Offering.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as January 20, 2015.  We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please do not hesitate to contact me at (212) 906-2918 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Randy Garutti, Chief Executive Officer, Shake Shack Inc.

Ronald Palmese, Jr., Esq., General Counsel, Shake Shack Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Daniel J. Bursky, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP